FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of, August, 2003

ROYAL CARIBBEAN CRUISES LTD.

1050 Caribbean Way, Miami, Florida 33132
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                                                 Form 20-F |X|                                         Form 40-F |_|

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                                       Yes |_|                                                    No |X|

         [If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______.]

Contact: Lynn Martenstein (305) 539-6573 Michael Sheehan (305) 539-6572

       For Immediate Release

CELEBRITY CRUISES FILES SUIT AGAINST
ROLLS ROYCE, ALSTOM POWER CONVERSION

MIAMI — August 7, 2003 — After repeated attempts to resolve issues satisfactorily, Celebrity Cruises filed a $300 million lawsuit today against Rolls Royce and Alstom Power Conversion, co-producers of a ship pod-propulsion system, to recover lost revenue and costs associated with failing pods. The lawsuit was filed in state court in Miami-Dade County, Florida.

        The lawsuit charges that the Rolls Royce and Alstom Power Conversion pods, brand-named Mermaid, have failed repeatedly, resulting in cancelled cruises and thousands of disappointed guests. These recurring failures cost the company hundreds of million of dollars, for which the lawsuit seeks restitution.

        The lawsuit further claims that Rolls Royce and Alstom Power Conversion misrepresented their product, which was “defectively designed” and “deceptively and fraudulently marketed.”

        Mermaid pods are installed on four Celebrity ships — Millennium, Summit, Infinity and Constellation. All four had one or more mechanical or electrical problems with the pods, which caused the ships to be taken out of water — and out of service — to repair.

        “Unfortunately, the Mermaid pods have not lived up to the manufacturers’ promise or to Celebrity’s high operating standards,” said Jack Williams, president and chief operating officer of Celebrity. “This has created intolerable consequences for our guests, and imposed unacceptable conditions on our company.”

        There are — and have been — no safety issues with any of these ships. All have been given clearance to sail by the U.S. Coast Guard and the ships’ classification society. Even with the problems, safety was never compromised.

        “Guests and travel agents should continue to have full confidence in the Celebrity brand,” Williams said. “We have modified the more troublesome components, and we are working on a permanent solution.

        “In the meantime, guests should know that any cruise we have to cancel, as a result of any issue with these pods, we will back with a full refund and a free cruise.”

        Propulsion pods consist of an electrical motor and a propeller. They are typically favored by cruise operators because the pod’s design — a 360 degree rotating unit — provides a number of advantages, including greater maneuverability.

        Celebrity Cruises is the industry’s highest-rated premium cruise line. Its nine ships comprise the youngest fleet of any major line. For more information, visit Celebrity’s web site at www.celebrity.com.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL CARIBBEAN CRUISES LTD. (Registrant) By: /s/ BONNIE S. BIUMI —————————————— Bonnie S. Biumi Senior Vice President and Treasurer

Date: August 7, 2003